KIRKLAND LAKE GOLD INTERSECTS NEW MINERALIZATION AT TAYLOR MINE, CONTINUES TO EXTEND
PORPHYRY DEPOSITS TO DEPTH

•

Drilling identifies gold-bearing quartz veins at multiple locations up to 1.8 km east of Shaft Deposit (key intercepts: 5.14 g/t over 10.7m, 7.07 g/t over 3.1m, 16.46 g/t in 1.3m and 14.33 g/t over 4.2m)(1)

•	New mineralization intersected in prospective area between Shaft Deposit and West Porphyry Deposit (key intercepts: 19.45 g/t over 1.1m, 12.61 g/t over 0.4m and 16.90 g/t over 0.7m)

•	East Porphyry Deposit extended 100 metres to depth (key intercepts: 23.81 g/t over 3.8m)

•	Underground drilling extends 1004 Zone at West Porphyry Deposit 150 metres down dip

•	Drill results highlight potential to grow mineral resources and reserves through new discoveries and extensions at existing deposits.

Toronto, Ontario – June 27, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to report new exploration drill results from surface and underground drilling at its Taylor Mine (“Taylor”) in Northeast Ontario, situated along the prolific Porcupine Destor Fault (the “PDF”). Recent drilling occurred outside of the known mineralization along the hangingwall of the PDF east of the Shaft Deposit; at a prospective target area situated halfway between the Shaft Deposit and the West Porphyry Deposit; and at depth below both the East Porphyry and West Porphyry deposits. Since the start of the year, a total of 28 holes or 10,365 metres (“m”) of surface exploration drilling and 17 holes or 6,588m of underground exploration drilling have been completed.

Tony Makuch, President and CEO of Kirkland Lake Gold commented: “The aim of the exploration work completed to date is to discover and identify new high-grade targets and to define extensions and new mineralization at existing deposits. We are very encouraged by the grades encountered almost 2 km to the east of the Shaft Deposit, which demonstrate the extensiveness of mineralization at Taylor and the potential that exists to find new mineral deposits to support increased mine life. Based on results to date, we are also confident that mineral resources and reserves can be increased around the East and West Porphyry deposits. Concurrent with the ongoing diamond drilling program, which includes three surface drills and one underground drill, we are conducting an airborne geophysical survey to identify new targets, supporting our commitment to organic growth along the PDF. We look forward to releasing additional drill results as they become available.”

Surface Drilling Program

Surface drilling to date has focused primarily on targets east of the Shaft Deposit, where shallow dipping mineralized quartz veins situated in the hangingwall of the PDF have been intersected at multiple locations (See Figure 1). A total 25 holes for 8,540m have been drilled on the east targets to date in 2017. Results from this drilling support the Company’s view that mineralization at Taylor remains open at depth and along strike to the east and west.

Highlights of the results include:

•	7.07 g/t Au over 3.1m in hole TA16-023 located 1.8 km east of the Shaft Deposit.

•	16.46 g/t Au over 1.3m and 14.33 g/t Au over 4.2m in hole TA16-024 indicates that mineralization remains open along strike to the east and at depth.

•	5.14 g/t Au over 10.7m in hole TA17-032 (including 18.69 g/t Au over 2.40m) identifies mineralization east of Shaft Zone approximately 100m below surface.

In addition, three holes for 1,825m have been drilled at depth at the East Porphyry Deposit testing for depth extensions. Results include 23.81 g/t Au over 3.8m in hole TA16-013A, which extends mineralization approximately 100m below the current resource and supports the Company’s view that the Deposit remains open at depth.

Underground Drilling

Underground exploration in 2017 includes 17 holes for 6,588m and has largely focused on the delineation and extension of orebodies within the West Porphyry Deposit using recent definition drilling and historic information to guide the targeting. Most of the exploration drilling during this period consisted of incremental step-outs (between 25 to 50m) from existing resources. Results from drilling activities conducted on the 100 Level, targeting the 1008 and 1009 zones, have been consistently positive, resulting in expansion of the current mineralized envelope. Results also support the extension of mineralization down dip of the 1004 Zone. Drilling at this horizon is ongoing (see Figure 2).

Highlights of the results include:

•

20.69 g/t Au over 1.0m in hole T450-030 identifies mineralization situated along a quartz-carbonate shear zone located approximately 150m down dip of current 1004 Zone resources and approximately 600m below surface (assay results from two additional holes are pending).

•	5.60 g/t Au over 10.9m in hole TA100-101A confirms strong mineralization below the 100 Level associated with the 1008 Zone.

A four-hole (600m) program targeting a prospective area half way between the Shaft Deposit and West Porphyry Deposit was drilled in Q1 2017 from the 100L-45 Level ventilation ramp. Positive grade intercepts were obtained in three holes, including 19.45 g/t over 1.1m in hole T90-117, 16.90 g/t over 0.7m in hole T90-113 and 12.61 g/t over 0.4m in hole T90-116. The Company’s preliminary interpretation shows an east-west trending + southwest-dipping (30 degrees) mineralized shear zone associated with a lithological contact between an ultramafic talc-chlorite schist and a felsic albite-altered intrusive, similar in appearance to those encountered within the West Porphyry Deposit. The shear zone is located 200m below surface and situated within a 60m to 80m wide corridor between two northeast-southwest trending, post-mineralization diabase dykes. Mineralization is currently open up/down dip and to the east within this diabase corridor. Follow-up drilling was started Q2 2017 from the same location and is ongoing.

The Taylor Mine is located along the PDF, a major structural feature, striking roughly east-west, dipping to the south between 40 to 60 degrees and globally associated with gold mineralization. Geologically, the Taylor property can be generalized from south to north as mafic volcanic rocks, which are relatively undeformed and unaltered; ultramafic and mafic volcanic rocks, which vary from weakly to strongly deformed, altered and contain felsic to intermediate porphyritic intrusions of varying shapes and sizes; and then metasedimentary rocks, which are interpreted to represent the footwall of the PDF on the Taylor property.

Gold mineralization at Taylor is located in the hangingwall of the PDF. Four mineralized deposits have been identified over a strike length of 2 km. From east to west these are; the Shaft Deposit, with gold mineralization associated with felsic intrusive rocks; the East and West Porphyry deposits, a system of stacked lenses, with the gold mineralization associated with felsic intrusive and altered mafic-ultramafic rocks (Green Quartz Carbonate); and the Shoot Deposit, with gold mineralization hosted by argillaceous metasedimentary rocks within a package of green quartz carbonate. Follow-up drilling east of the Shoot Deposit is planned for Q3 2017. Gold commonly occurs as relatively coarse-sized free gold in quartz, but also occurs as fine particles, which may be intimately associated with sulphides both in quartz-carbonate veins or in surrounding altered host rocks.

Qualified Persons

David Schonfeldt P. Geo Exploration Manager KL North, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical information included in this News Release.

QA / QC Controls

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half of the core sample shipped to SGS Laboratories located in Cochrane, ON or Swastika Laboratories situated in Swastika, ON. The other half of the core is retained for future assay verification. Other QA/QC measures includes the insertion of certified reference standards and blanks into the sample stream, and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 530,000 - 570,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) planned exploration activities at the Taylor Mine and the anticipated results thereof; and (ii) the ability to expand resource potential at the Taylor Mine.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Taylor Mine and development of the WPZ area; the addition of mineral resources and reserves at the East and West Porphyry deposits and the anticipated effects thereof; anticipated release date of future drill results from the Taylor Property; the future development of the Company’s Canadian and Australian operations, the ability to realize synergies and cost savings; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the first quarter ended March 31, 2017 and the interim financial reports and related MD&A for the period ended March 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Director, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

(1) Reported intercepts are core lengths, with higher grade assays cut to 30 g/t Au. True widths have not been determined at this time. See Tables 1 and 2 provided below for detailed information regarding both the surface and underground assay results.

Figure 1: Taylor – Longitudinal View (Looking North) showing Results East of Shaft Deposit

Figure 2: Taylor Longitudinal View Showing Underground Exploration Results – West of Shaft Deposit

T100-106
4.90 / 3.6
T100-122
53.04 / 1.5
T100-114
6.28 / 6.6
T100-107
10.9 / 8.7
T100-105
3.91 / 9.6
T100-107
4.83 / 4.7
And 77.50 / 0.9
T100-101A
5.60 / 10.9
T90-117
19.45 /1.1
T90-116
12.61 / 0.4
Shaft Deposit
East Porphyry Deposit
T90-113
16.90 / 0.7
T70-003
2.73 / 5.0
West Porphyry Deposit
T450-030
20.69 / 1.0
Longitudinal View
West of Shaft Deposit:
Mineralized Drillhole Intercepts
Taylor Gold Mine
View Looking North
Nad 83 Zone 17N – May 2017
metres
0
500
Shaft
1009
1008
Undefined Zone
3.45 / 6.5
grams / tonne (Au)
over core length (metres)
KL
KIRKLAND LAKE GOLD
10200 El
10100 El
10000 El
9900 El
9800 El
9700 El
9600 El
9500 El
9400 El
527000 E
527500 E
528000 E
528500 E

Table 1: TAYLOR EXPLORATION – SURFACE ASSAY RESULTS

DRILL HOLE	Easting (UTM NAD 83)	Northing (UTM NAD 83)	DIP (degrees)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY Au (g/t)
TA16-013A	528361	5378916	-63	337	405.8	409.6	3.8	23.81
					430.7	431.7	1.0	20.62
					519.1	519.6	0.5	4.37

TA16-015	528361	5378916	-70	350	366.4	368.7	2.3	1.64
					372.8	373.6	0.8	6.03
					381.7	383.5	1.8	2.00
					397.2	398.3	1.1	1.01
					439.0	441.0	1.9	4.50
Including					439.0	439.8	0.8	9.43
TA16-015					569.8	570.7	0.9	2.43

TA16-016	529358	5379156	-67	20	266.8	267.7	0.8	1.64
					285.7	286.6	1.0	1.42
					317.5	318.4	0.9	1.81
					336.5	337.5	1.0	1.30
					341.0	341.8	0.8	2.45

TA16-017	528361	5378916	-64	350	350.0	350.9	0.9	1.53
					369.0	369.9	0.9	1.57
					397.4	399.3	1.9	1.33
					406.9	407.8	0.9	1.61
					466.0	466.9	0.9	1.59

TA16-020	529004	5379070	-60	355	120.5	123.0	2.5	3.23
					213.1	214.2	1.1	1.72
					380.2	381.4	1.2	1.62

TA16-021A	530046	5379226	-60	355	228.2	230.0	1.8	2.18
					328.0	329.0	1.0	1.67
					353.5	354.2	0.7	1.05
					357.1	357.8	0.7	1.38

TA16-022	529654	5379059	-60	355	251.8	252.9	1.1	1.51
					294.0	294.6	0.6	1.96

					432.0	433.9	1.9	2.89

TA16-023	530268	5379174	-60	355	100.1	102.0	1.9	2.62
					107.2	110.3	3.1	7.07
					299.3	300.0	0.7	2.30
					313.7	315.0	1.3	1.23

TA16-024	529152	5379133	-60	355	103.5	105.0	1.5	1.58
					120.9	121.8	0.9	1.16
					188.2	188.7	0.5	1.41
					278.0	280.0	2.0	3.76
					286.9	288.2	1.3	16.46
					298.0	302.2	4.2	14.33
					307.0	308.0	1.0	1.06

TA16-025	529801	5379101	-60	355	342.1	343.4	1.3	8.75
					373.0	373.7	0.7	2.52
					379.5	383.0	3.5	7.11
Including					379.5	380.3	0.8	18.73
And					382.1	383.0	0.9	10.48
					405.6	406.6	1.0	1.12

TA17-026	528764	5379352	-50	350	57.0	59.0	2.0	1.63
					66.3	68.8	2.5	1.24
					83.2	89.3	6.1	2.87
					96.2	98.8	2.6	1.87
					102.0	103.1	1.1	1.17

TA17-027	528768	5379323	-50	350	37.0	38.0	1.0	2.68
					44.5	45.5	1.0	1.59
					58.7	59.8	1.1	3.82
					72.0	75.0	3.0	1.15
					114.4	119.0	4.6	2.87
					129.0	131.0	2.0	7.20
					146.0	150.0	4.0	5.00
Including					148.0	149.0	1.0	15.38

TA17-028	528798	5379354	-50	350	25.9	27.0	1.1	1.11

					50.0	50.8	0.8	1.33
					69.0	70.0	1.0	2.17
					90.8	92.2	1.4	1.30
					96.4	98.5	2.1	6.89
Including					97.3	98.5	1.2	9.50

TA17-029	528805	5379323	-50	350	34.0	37.7	3.7	3.37
Including					34.0	35.0	1.0	9.31
					44.0	46.0	2.0	3.82
Including					45.0	46.0	1.0	6.58
					92.0	93.3	1.3	1.60
					146.5	148.3	1.8	19.97

TA17-030	528805	5379323	-72	350	33.5	35.0	1.5	1.32
					39.0	41.0	2.0	6.60
Including					39.0	40.0	1.0	10.52

TA17-031	529650	5378670	-70	340	To be cut

TA17-032	528742	5379324	-45	330	49.9	51.0	1.1	1.16
					85.7	96.4	10.7	5.14
Including					94.0	96.4	2.4	18.69
Including					94.0	94.9	0.9	43.13
					226.7	230.0	3.3	0.95

TA17-033	528833	5379354	-50	350	30.2	31.1	0.9	1.63
					53.6	54.2	0.6	1.45

TA17-034A	528742	5379324	-45	305	29.3	30.0	0.7	3.35
And					35.7	36.8	1.1	5.63
And					59.5	60.3	0.8	2.53
And					75.0	76.0	1.0	1.31
And					79.4	80.2	0.8	3.32
And					179.0	189.4	10.4	1.70
Including					185.3	186.3	1.0	4.55

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.

Table 2: TAYLOR EXPLORATION – UNDERGROUND ASSAY RESULTS

DRILL HOLE	ZONE	DIP (degrees)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	CUT (g/t)	True Width
T70-003	Shaft	-72	286	116.0	121.0	5.0	2.73		N/A
T90-113	TBD	-75	153	131.2	131.9	0.7	16.90		80%
T90-116	TBD	-79	161	124	124.4	0.4	12.61		90%
T90-117	TBD	-87	153	99.9	101	1.1	19.45		80%
T100-101A	1008	-80	125	97.1	108	10.9	5.60		90%
T100-105	1008	-62	200	103.4	113	9.6	3.91		80%
T100-106	1009	-16	206	28.2	31.8	3.6	4.90		100%
T100-107	1009	-62	213	21.0	29.7	8.7	10.9		80%
AND	1008			101.4	106.8	4.7	4.83		75%
AND	1008			120.8	121.7	0.9	77.5	30	N/A
T100-114	1009	-61	290	20.8	27.4	6.6	6.28		90%
T100-122	1009	-73	287	18.0	19.5	1.5	53.04	30	80%
T450-030	TBD	-74	208	142.4	143.4	1.0	20.69		TBD

Note: Taylor high-grade assays are capped at 30 g/t Au. True widths have not been determined at this time.